Exhibit 99.64

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

dated October 27, 2017

between

GREENSTAR CANADA INVESTMENT LIMITED PARTNERSHIP

and

CANOPY GROWTH CORPORATION

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TABLE OF CONTENTS

(continued)

		Page
8.11	Further Assurances	25
8.12	Public Notices/Press Releases	25
8.13	Public Disclosure	26
8.14	Counterparts	26

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SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT, dated October 27, 2017 (this “Agreement”), is made by and between Greenstar Canada Investment Limited Partnership, a limited partnership existing under the Laws of the Province of British Columbia (the “Purchaser”) and Canopy Growth Corporation, a corporation existing under the federal Laws of Canada (the “Company”).

RECITALS

(A)	The Purchaser wishes to purchase from the Company and the Company wishes to issue and sell to the Purchaser on a private placement basis: (i) 18,876,901 Common Shares; and (ii) 18,876,901 Warrants, for an aggregate purchase price of C$244,990,084.25 (the “Investment”).

(B)	The Purchaser and the Company now wish to enter into this Agreement to record their agreement in respect of the Investment.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions

Whenever used in this Agreement, the following terms shall have the meanings set forth below:

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued under the CDSA.

“Affiliate” means, with respect to any Person, any Person now or hereafter existing, directly or indirectly, Controlled by, Controlling, or under common Control with, such Person, whether on or after the date hereof.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Agripharm Leases” means, collectively, (i) that ground sublease dated June 10, 2014 between Peter Miller Enterprises Inc. and Agripharm Corp. related to lands municipally known as Agripharm Compound, 2741 County Road 42, Clearview, Ontario, L0M 1G0; and (ii) that ground lease dated December 1, 2016 between Miller Agriculture Ltd. and Agripharm Corp relating to a deemed area of 19 acres being part of 2741 County Road 42, Clearview, Ontario, L0M 1G0.

“Ancillary Agreements” means all agreements, certificates and other instruments delivered pursuant to this Agreement.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, (a) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law and/or (b) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

“Assets and Properties” means, with respect to any Person, all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession of such Person and, for greater certainty, with respect to the Company, includes the Smiths Falls Premises, the Niagara Premises, and the Bedrocan Premises.

“Authorizations” has the meaning ascribed to such term in paragraph (k) of Schedule B to this Agreement.

“Bedrocan” means Bedrocan Cannabis Corp., a predecessor corporation to Bedrocan Canada, which amalgamated with Bedrocan Canada Inc. to form Bedrocan Canada by articles of amalgamation effective July 1, 2016.

“Bedrocan Canada” means Bedrocan Canada Inc., a wholly-owned subsidiary of the Company.

“Bedrocan Facility” means the loan facility Bedrocan Canada has with Goldman Holdings Ltd. under the Bedrocan Leases in respect of 16 Upton Road, Toronto, in the original principal amount of $2,000,000 with respect to the development of the property located at 16 Upton Road, Toronto.

“Bedrocan Initial Site Licence” means the licence issued by Health Canada to Bedrocan on December 3, 2016 pursuant to section 35 of the ACMPR, and as supplemented, renewed and amended by Health Canada from time to time, granting Bedrocan the authority to sell, possess, ship, transport, deliver and destroy dried marijuana, and to possess, ship, transport and deliver marijuana plants and marijuana seeds.

“Bedrocan Leases” means (i) the lease dated August 5, 2014, between Bedrocan Canada and Goldman (16 Upton) Ltd.; and (ii) the lease dated October 15, 2013 between Bedrocan Canada and Goldman (Upton) Ltd. pertaining to the Bedrocan Premises.

“Bedrocan Premises” means, collectively, the two licenced premises for growing, processing and storing marijuana by Bedrocan Canada, located at 16 Upton Road, Toronto, Ontario M1L 2C1 and 43 Upton Road, Toronto, Ontario M1L 2C1, respectively.

“Bedrocan Second Site Licence” means the licence issued to Bedrocan on February 18, 2017 pursuant to section 35 of the ACMPR and as supplemented, renewed and amended by Health Canada from time to time, granting Bedrocan the authority to produce, sell, possess, ship, transport, deliver, and destroy dried marijuana, cannabis oil, marijuana plants and marijuana seeds.

“Beverage Market” means the market anywhere in the world for any and all beverages, namely liquids drinkable by humans (including those produced by combining a powder, tablet, syrup or other substance with water or any other liquid where such powder, tablet, syrup, concentrate or other substance was produced and marketed or advertised for the purpose of being combined with water or any other liquid to produce a beverage), intended, marketed or advertised for any purpose whatsoever, other than (a) beverages produced or sold for medical purposes as contemplated by, and in accordance with, the ACMPR and the substantively equivalent Laws of other foreign jurisdictions or (b) beverages otherwise sold under a restricted regulatory regime for medical purposes.

“Beverage Products” means any and all Cannabis products manufactured for sale to the Beverage Market in the form of (a) a liquid drinkable by humans that is produced and marketed or advertised as a beverage, or (b) a powder, tablet, syrup, concentrate or other substance, which when combined with water or any other liquid, produces a beverage and such powder, tablet, syrup, concentrate or other substance is produced and marketed or advertised for the purpose of being combined with water or any other liquid to produce a beverage.

“Board” means the board of directors of the Company from time to time.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Smiths Falls, Ontario are authorized or required by Law to close. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Provinces.

“Cannabis” and “cannabis” has the meaning ascribed to it pursuant to any Applicable Law, including the CDSA, the ACMPR, and, if, as and when the Cannabis Act comes into force, the Cannabis Act.

“Cannabis Act” means Bill C-45 “An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts” (Canada), as amended from time to time and as the same may come into force.

“CBD” means cannabidiol.

“CDSA” means the Controlled Drugs and Substances Act (Canada).

“Claim” means any cause of action, action, claim, demand, lawsuit, audit, proceeding or arbitration, including, for greater certainty, any proceeding or investigation by a Governmental Authority.

“Closing” means the closing of the purchase and sale of the Securities on the Closing Date.

“Closing Date” means the date which is the later of: (a) three Business Days after the satisfaction or waiver (to the extent permitted by Applicable Law) of all of the conditions set forth in Article 4 (excluding conditions that, by their terms, are to be satisfied at the Closing); and (b) November 2, 2017, or such earlier date or such later date as may be agreed to by the Parties.

“Commercial Licences” means the Bedrocan Initial Site Licence, the Bedrocan Second Site Licence, the Groupe Hemp Licence, the Mettrum Bennett Road South Licence, the Mettrum Creemore Licence, the Mettrum Hempworks Licence, the Tweed Commercial Licence and the Tweed Farms Commercial Licence.

“Commercialization Agreement” means the Commercialization Agreement between the Purchaser and the Company to be dated as of the Closing Date.

“Common Share” means a common share in the capital of the Company or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Intellectual Property” means Intellectual Property owned by, licenced to or used by the Company.

“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instruments, arrangement, understanding or other commitment, whether written or oral.

“Control” means:

(a)	in relation to a corporation, the direct or indirect beneficial ownership at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of the Company where such voting rights are sufficient to elect a majority of the directors of the Company;

(b)	in relation to a Person that is a partnership, limited liability company or joint venture, the direct or indirect beneficial ownership at the relevant time of more than 50% of the ownership interests of the partnership, limited liability company or joint venture in circumstances where it can reasonably be expected that the Person can direct the affairs of the partnership, limited liability company or joint venture; and

(c)	in relation to a trust, the direct or indirect beneficial ownership at the relevant time of more than 50% of the property settled under the trust;

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; the Person who directly or indirectly Controls a Controlled Person or entity shall be deemed to Control a corporation, partnership, limited liability company, joint venture or trust which is Controlled by the Controlled Person or entity, and so on.

“Controlled Substances Act” means the Controlled Substances Act of the United States, 21 U.S.C. § 801 et seq.

“DEA” has the meaning ascribed to such term in Exhibit D to this Agreement.

“DEA License” has the meaning ascribed to such term in Exhibit D to this Agreement.

“Disclosure Letter” means the letter delivered by the Company to the Purchaser as of the date hereof containing certain disclosures and exceptions relating to this Agreement.

“Disclosure Record” means all documents publicly filed by the Company on SEDAR under applicable Securities Laws.

“Employee Plans” has the meaning ascribed to such term in paragraph (kk) of Schedule B to this Agreement.

“Encumbrance” means, with respect to any property or asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest, hypothec, prior Claim, occupancy right, right of first refusal or offer, adverse Claim, lease, easement, licence, option, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature, which secures payment or performance of an obligation or other encumbrance in respect of such property or asset.

“Environmental Laws” means all Applicable Laws currently in existence in Canada (whether federal, provincial or municipal) relating in whole or in part to the protection and preservation of the environment, occupational health and safety, product safety, product liability or hazardous substances, including the Environmental Protection Act (Ontario) and the Canadian Environmental Protection Act (Canada).

“Environmental Permits” includes all Orders, permits, certificates, approvals, consents, registrations and licences issued by any authority of competent jurisdiction under any Environmental Law.

“Financial Statements” means, collectively, the consolidated financial statements of the Company (i) as at and for the year ended March 31, 2017, including the notes thereto together with any report thereon prepared by the Company’s auditors as at and for the periods included therein, and (ii) as at and for the period ended June 30, 2017.

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)	any domestic or foreign agency, authority, ministry, department, regulatory authority, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government, including: (i) Health Canada and other applicable regulatory authorities with oversight of the Cannabis industry and any business or operations within the Cannabis industry generally; (ii) the United States Alcohol and Tobacco Tax and Trade Bureau; and (iii) the United States Department of Justice;

(c)	any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and/or

(d)	the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities.

“Governmental Licences” has the meaning ascribed to such term in paragraph (j) of Schedule B to this Agreement.

“Groupe Hemp Licence” means the licence issued to Groupe H.E.M.P.CA Inc. (previously Green Medical Hemp Inc.) by Health Canada on January 1, 2017 under the CDSA authorizing the possession, sale and distribution and processing of industrial hemp grain and the production of industrial hemp oil.

“Hazardous Materials” has the meaning ascribed to such term in paragraph (vv) of Schedule B to this Agreement.

“IFRS” means International Financial Reporting Standards applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles in Canada.

“Indebtedness” means, with respect to any Person, without duplication, (i) all indebtedness for borrowed money; (ii) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with IFRS; (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (iv) any obligation owed for all or any part of the deferred purchase price of property or services, which purchase price is (a) due more than six months from the date of incurrence of the obligation in respect thereof or (b) evidenced by a note or similar written instrument; (v) all indebtedness secured by any Encumbrance on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (vi) the face amount of any letter of credit or banker’s acceptance issued or accepted, as the case may be, for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings or otherwise; (vii) the direct or indirect guarantee, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another; (viii) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (ix) all obligations of such Person in respect of which interest charges are customarily paid; and (x) all net obligations, determined on a marked-to-market-basis, of such Person in respect of any exchange traded or over the counter derivative transaction, whether entered into for hedging or speculative purposes or otherwise.

“Indemnifying Party” has the meaning ascribed to such term in Section 7.1.

“Information” means: (a) know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures); (b) computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever; (c) any information of a scientific, technical, or business nature; (d) pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data and stability data; (e) process, horticultural and development information, results and data; (f) research, developmental, and demonstration work; (g) data and data files; and (h) all other information, methods, processes, formulations and formulae. Information: (x) may be embodied in or on any media, including hardware, software and/or documentation; (y) includes inventions, insofar as such inventions do not fall within the definition of Intellectual Property

Rights; and (z) may include elements of public or non-proprietary information, provided that the compilation of such public or non-proprietary information with or without other proprietary information results in such compilation being considered as proprietary to the Person compiling such information.

“Intellectual Property” means all Intellectual Property Rights and Information.

“Intellectual Property Rights” means all intellectual property rights as recognized under the Applicable Laws of Canada, the United States of America and other countries or jurisdictions, including rights in and to Patents, Trademarks, copyrights, industrial designs and other intellectual property, and shall include all applications or registrations, including any renewals and extensions thereof and amendments thereto, and rights to apply in any or all countries of the world for such registrations and applications, rights to bring a Claim, at law or in equity or otherwise, for any past, present and/or future infringement, violation or misappropriation, rights and privileges arising under Applicable Laws and other industrial or intellectual property rights of the same or similar effect or nature in any jurisdiction relating to the foregoing throughout the world and all goodwill associated therewith.

“Investment” has the meaning ascribed to such term in the Recitals.

“Investor Rights Agreement” means the Investor Rights Agreement between the Purchaser and the Company to be dated as of the Closing Date providing the Purchaser with certain rights with respect to its ownership of Common Shares following completion of the Investment, in the form attached as Exhibit A to this Agreement.

“Issued Warrants” has the meaning ascribed to such term in Section 2.2.

“knowledge” means to the best of the knowledge, information and belief of the relevant Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant directors, officers and employees of such Party and, in the case of the knowledge of the Company, the relevant senior managers of the Company.

“Licences” means the Commercial Licences, the Tweed Dealers Licence and the Tweed Grasslands Cultivation Licence.

“marijuana” has the meaning given to the term “marihuana” in the ACMPR.

“Material Adverse Effect” means any change (including a decision to implement such a change made by the Board or by senior management who believe that confirmation of the decision of the Board is probable), event, violation, inaccuracy, circumstance, development or effect that is, individually or in the aggregate, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise), prospects or results of operations of the Company and the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business.

“Material Contract” means each Contract material to the business, affairs or operations of the Company and its Subsidiaries, taken as a whole.

“Material Subsidiaries” means each of Tweed Inc., Tweed Farms Inc., Bedrocan, Spectrum Cannabis Canada Ltd., Agripharm Corp. and Tweed Grasslands and “Material Subsidiary” means any one of them.

“Mettrum Bennett Road South Licence” means the licence issued to Spectrum Cannabis Canada Ltd. (previously Mettrum Ltd.) on November 2, 2016 pursuant to the ACMPR and as supplemented, renewed and amended by Health Canada from time to time, granting the holder the authority to produce, sell, possess, ship, transport, deliver, and destroy dried marijuana, bottled cannabis oil, cannabis in its natural form: cannabis resin, fresh marijuana, marijuana plants and marijuana seeds.

“Mettrum Creemore Licence” means the licence issued to Agripharm Corp. by Health Canada on December 13, 2016 (with an effective date of March 27, 2017) pursuant to section 35 of the ACMPR, and as supplemented, renewed and amended by Health Canada from time to time, granting Agripharm Corp. the authority to produce, sell, possess, ship, transport, deliver and destroy dried marijuana, cannabis oil, cannabis in its natural form: cannabis resin, fresh marijuana, marijuana plants and marijuana seeds.

“Mettrum Hempworks Licence” means the licences issued to Mettrum Hempworks Inc. by Health Canada on January 1, 2017 under the CDSA authorizing the cultivation of industrial hemp, the possession and processing of industrial hemp grain and the production of hemp oil.

“Mettrum Loan Agreement” means the amended and restated loan agreement by and among the Company, Spectrum Cannabis Canada Ltd. (previously Mettrum Ltd.), Agripharm Corp., Mettrum Hempworks Inc. and Farm Credit Canada dated May 26, 2017 in respect of a credit facility in an original principal amount of $7,000,000.

“Mettrum Mortgage” means the mortgage obtained by Spectrum Cannabis Canada Ltd. (previously Mettrum Ltd.), Agripharm Corp. and Mettrum Hempworks Inc. finalized on June 20, 2017, pertaining to the Mettrum Premises, which secures the Mettrum Loan Agreement.

“Mettrum Premises” means, collectively, the two licenced premises for growing, processing and storing marijuana by Spectrum Cannabis Canada Ltd. (previously Mettrum Ltd.) located at 314 Bennett Road, Bowmanville, Ontario L1C 3K5 and by Agripharm Corp. located at 2741 County Road 42, Lot 10 Concession 2, Clearview, Ontario L0M 1G0.

“NASDAQ” means, individually or collectively, The NASDAQ Stock Market, The NASDAQ Global Market, The NASDAQ Global Select Market and The NASDAQ Capital Market (or any successor entities thereto) and any other exchange now or later existing under the Control of The NASDAQ OMX Group, Inc.

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions.

“Niagara Loan Agreement” means the loan agreement between the Company and Farm Credit Canada dated November 3, 2014 in respect of a credit facility in an original principal amount of $1,875,000 and the loan agreement dated July 27, 2016 with Tweed Farms and the Company in connection with a credit facility provided to Tweed Farms by Farm Credit Canada in the principal amount of $5,500,000.

“Niagara Mortgage” means the mortgage obtained by the Company and Tweed Farms Inc. and finalized on November 7, 2014, pertaining to the Niagara Premises, which secures the Niagara Loan Agreement.

“Niagara Premises” means the licenced premises for growing, processing and storing marijuana by Tweed Farms Inc. located at 453 Concession 5 Road, Niagara-On-The-Lake, Ontario, L0S 1J0.

“Non-US Authorizations” has the meaning ascribed to such term in paragraph (k) of Schedule B to this Agreement.

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Outside Date” means November 30, 2017.

“Parties” means the Purchaser and the Company, and a “Party” means any one of them.

“Patents” means: (a) patent applications and issued patents therefor and equivalent rights under the Patent Act (Canada) and the Patent Act (United States), including (i) utility models, originals, provisionals, divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part, continuing prosecution applications, requests for continuing examinations and extensions and applications for the foregoing; and (ii) patent applications and issued patents for plant patents; (b) applications and issued registrations for plant varietals, including applications and registrations under the Plant Variety Protection Act (United States) and the Plant Breeders’ Rights Act (Canada); (c) national and multinational counterparts of such patent and plant varietal applications and issued patents or registrations applied for or registered in any and all countries of the world; (d) all rights to apply in any or all countries of the world for such applications and issued patents or registrations including all rights provided by multinational treaties or conventions for any of the foregoing; and (e) inventions and plant varietals described in any such applications and issued patents or registrations, including those that are included in any claim, capable of being reduced to a claim or could have been included as a claim in any such pending patent applications and issued patents.

“Permitted Activities” has the meaning ascribed to such term in Exhibit D to this Agreement.

“Permitted Encumbrances” means those Encumbrances set forth in Section 1.1 of the Disclosure Letter.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Premises” has the meaning ascribed to such term in paragraph (uu) of Schedule B to this Agreement.

“Purchased Shares” has the meaning ascribed to such term in Section 2.1(a).

“Purchaser” has the meaning ascribed to such term in the Preamble.

“Purchaser GP” means Greenstar Canada Investment Corporation.

“Purchaser Group” means the Purchaser and/or any of its Affiliates, and which, for greater certainty, includes Constellation Brands, Inc.

“Purchaser Indemnified Parties” has the meaning ascribed to such term in Section 7.1.

“Qualifying Provinces” means, collectively, all of the provinces of Canada except Québec.

“Regulatory Approval” means: (i) the approval of the TSX of the transactions contemplated under this Agreement, as required, including, without limitation, the issuance of the Securities, the issuance of the Underlying Shares (including the exercise price for the Warrants to be issued pursuant to this Agreement), and the listing on the TSX of all Shares referred to under this subsection (i); and (ii) any other approval which may be required for such transactions pursuant to Applicable Law or by or from any Governmental Authority.

“Securities” has the meaning ascribed to such term in Section 2.2.

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or securities regulatory authorities of Canada and of each of the provinces and territories of Canada.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Purchase Price” has the meaning ascribed to such term in Section 2.1(a).

“Shares” means the Common Shares and other shares the Company is authorized to issue, including any additional shares of the Company that may be created.

“Smiths Falls Premises” means the licenced premises for growing, processing and storing medical marijuana located at 1 Hershey Drive, Smiths Falls, Ontario K6A 4S9.

“Subsidiary” has the meaning ascribed to such term in NI 45-106.

“Survival Date” has the meaning ascribed to such term in Section 7.4.

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Authority to be made, prepared or filed by Law in respect of Taxes.

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Authority, and any transferee liability in respect of any of the foregoing.

“THC” means delta-9-tetrahydrocannabinol.

“Trademarks” means trade or brand names, business names, trademarks, service marks, certification marks, logos, slogans, corporate names, uniform resource locators, domain names, trading styles, commercial symbols and other source and business identifiers, trade dress, distinguishing guises, tag lines, designs and general intangibles of like nature, whether or not registered or the subject of an application for registration and whether or not registrable and all goodwill associated therewith.

“Transaction Agreements” means this Agreement, the Investor Rights Agreement and the Commercialization Agreement.

“TSX” means the Toronto Stock Exchange.

“Tweed Commercial Licence” means the licence issued by Health Canada to Tweed Inc. on January 20, 2017 pursuant to the ACMPR as supplemented, renewed and amended by Health Canada from time to time, granting Tweed Inc. the authority to produce, sell, possess, ship, transport, deliver and destroy dried marijuana, bottled cannabis oil, encapsulated cannabis oil, cannabis in its natural form: cannabis resin, marijuana seeds, marijuana plants and fresh marijuana.

“Tweed Dealers Licence” means the licence issued by Health Canada to Tweed Inc. on December 9, 2016 pursuant to the CDSA, as supplemented, renewed and amended by Health Canada from time to time, granting Tweed Inc. the authority to conduct research, possess, produce, package, sell, transport and deliver cannabis, CBD, cannabinol, cannabis resin, and THC to facilities in possession of a controlled substances licence, a licence issued under the ACMPR, or to a person in possession of a valid exemption under subsection 56(1) of the CDSA for scientific purposes.

“Tweed Farms Commercial Licence” means the licence issued by Health Canada to Tweed Farms Inc. on January 14, 2017 (with an effective date of February 17, 2017) pursuant to the ACMPR, as supplemented, renewed and amended by Health Canada from time to time, granting Tweed Farms Inc. the authority to produce, sell, possess, ship, transport, deliver and destroy marijuana plants, marijuana seeds and dried marijuana.

“Tweed Grasslands” means Tweed Grasslands Cannabis Inc. (formerly rTrees Producers Limited), a wholly owned subsidiary of the Company.

“Tweed Grasslands Cultivation Licence” means the licence issued to Tweed Grasslands on June 16, 2017 pursuant to section 35 of the ACMPR, and as supplemented, renewed and amended by Health Canada from time to time, granting Tweed Grasslands the authority to produce, sell, possess, ship, transport, deliver and destroy dried marijuana, marijuana plants and marijuana seeds to other licenced producers.

“Tweed Grasslands Lease” means the lease dated December 1, 2016 between 101068682 Saskatchewan Ltd. and rTrees Producers Limited (now Tweed Grasslands).

“Tweed Grasslands Premises” means the licenced premises for growing, processing and storing marijuana by Tweed Grasslands located at 41 York Road West, Yorkton, SK, S3N 2X1.

“Underlying Shares” means Common Shares for which the Warrants are exercisable.

“US Authorizations” has the meaning ascribed to such term in paragraph (k) of Schedule B to this Agreement.

“Vert Medical Inc. Lease” means the lease dated September 30, 2016 between 9904921 Canada Inc. (the predecessor Company of Vert Medical Inc.) and Dany Lefebvre.

“Warrant” means a Common Share purchase warrant issued by the Company to the Purchaser, with each Warrant entitling the Purchaser to acquire one Common Share for the exercise price set forth therein, in the form attached as Exhibit B to this Agreement.

1.2 Schedules and Exhibits

The following schedules and exhibits form an integral part of this Agreement:

Schedule A	–	Purchaser Representations and Warranties
Schedule B	–	Company’s Representations and Warranties
Exhibit A	–	Investor Rights Agreement
Exhibit B	–	Form of Warrant Certificate
Exhibit C	–	Form of Compliance Certificate
Exhibit D	–	Permitted Activities

ARTICLE 2

PURCHASE AND SALE OF SECURITIES

2.1 Purchase and Sale of Common Shares

(a)	Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties set forth in Schedule B to this Agreement, the Purchaser hereby agrees to purchase from the Company and the Company, hereby agrees to sell to the Purchaser, on the Closing Date, 18,876,901 Common Shares (the “Purchased Shares”) at a price of $12.9783 per Purchased Share for an aggregate purchase price of $244,990,084.25 (the “Share Purchase Price”).

(b)	The Purchaser shall purchase the Purchased Shares and pay the Share Purchase Price on the Closing Date, by wire transfer of immediately available funds to an account designated in writing by the Company. The Purchased Shares shall be issued to the Purchaser on Closing by way of: (i) (A) a book entry only position or other electronic deposit on the records of the Company’s transfer agent containing notations of the legends contemplated by this Agreement, together with delivery of an ownership statement to the Purchaser; and (B) the deposit of a certificate evidencing the Purchased Shares to The Canadian Depository for Securities Limited as depository, bearing a restricted CUSIP designation referencing the legends contemplated by this Agreement, for credit to the participant and brokerage account of the Purchaser, as directed by the Purchaser; or (ii) physical delivery of a certificate representing the Purchased Shares registered in the name of the Purchaser or in such other name as the Purchaser shall notify the Corporation in writing not less than one Business Day prior to the Closing.

2.2 Issuance of Warrants

On the Closing Date, and in consideration of the purchase by the Purchaser of the Purchased Shares, the Company hereby agrees to issue 18,876,901 Warrants (the “Issued Warrants” and, together with the Purchased Shares, the “Securities”) to the Purchaser, and the Company shall deliver to the Purchaser certificates representing the Issued Warrants.

2.3 Use of Proceeds

The Company acknowledges and agrees that the net proceeds from the Investment will be used by the Company for the exclusive purposes of funding plant expansion, equipment, acquisitions, development activities and other matters in anticipation of market demand, all as approved by the Board, or in accordance with the budget of the Company as may be adopted by the Board from time to time.

ARTICLE 3

REPRESENTATION AND WARRANTIES

3.1 Representations and Warranties of the Company

The Company represents and warrants to the Purchaser each of the matters contained in Schedule B to this Agreement as of the date hereof and as of the Closing Date, and acknowledges that the Purchaser is relying on such representations and warranties in connection with entering into this Agreement and the transactions contemplated herein.

3.2 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Company each of the matters contained in Schedule A to this Agreement as of the date hereof and as of the Closing Date, and acknowledges that the Company is relying on such representations and warranties in connection with entering into this Agreement and the transactions contemplated herein.

ARTICLE 4

CONDITIONS PRECEDENT

4.1 Company’s Conditions Precedent for the Closing

The Company’s obligation to sell the Securities on the Closing Date shall be subject to the following conditions:

(a)	all of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct in all respects as of the Closing Date and with the same effect as if made at and as of the Closing Date and the Company shall have received a certificate from a senior officer of the Purchaser (on the Purchaser’s behalf and without personal liability), in form and substance satisfactory to the Company, confirming same;

(b)	the issue and sale and delivery of the Securities being exempt from the requirement to file a prospectus, registration statement or similar document and the requirement to deliver an offering memorandum or similar document under applicable Securities Laws relating to the sale of the Securities;

(c)	approval of the TSX of the transactions contemplated under this Agreement, as required, including, without limitation, the issuance of the Securities, the issuance of the Underlying Shares (including the exercise price for the Warrants to be issued pursuant to this Agreement), and the listing on the TSX of the Purchased Shares and the Underlying Shares (subject only to customary and routine post-closing conditions) shall have been obtained;

(d)	there shall be no issued or pending Order, injunction, proceeding, judgment or ruling filed or imposed by any Governmental Authority for the purpose of enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or claiming that such transactions are improper; and

(e)	the Purchaser shall have executed and delivered each of the Transaction Agreements.

If any of the foregoing conditions in this Section 4.1 have not been fulfilled by the Closing Date, the Company may elect not to complete the purchase of the Securities by notice in writing to the Purchaser. The Company may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

4.2 Purchaser’s Conditions Precedent for Closing

The Purchaser’s obligation to purchase the Securities on the Closing Date shall be subject to the satisfaction of the following conditions:

(a)	all of the representations and warranties of the Company made in or pursuant to this Agreement shall be true and correct in all respects as of the Closing Date and with the same effect as if made at and as of the Closing Date and the Purchaser shall have received a certificate from a senior officer of the Company (on the Company’s behalf and without personal liability), in form and substance satisfactory to the Purchaser, acting reasonably, confirming same;

(b)	the Company shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement required to be performed or complied with prior to the Closing and the Purchaser shall have received a certificate from a senior officer of the Company (on the Company’s behalf and without personal liability), in form and substance satisfactory to the Purchaser, acting reasonably, confirming same;

(c)	approval of the TSX of the transactions contemplated under this Agreement, as required, including, without limitation, the issuance of the Securities, the issuance of the Underlying Shares (including the exercise price for the Warrants to be issued pursuant to this Agreement), and the listing on the TSX of the Purchased Shares and the Underlying Shares (subject only to customary and routine post-closing conditions) shall have been obtained;

(d)	there shall be no issued or pending Order, injunction, proceeding, judgment or ruling filed or imposed by any Governmental Authority for the purpose of enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or claiming that such transactions are improper;

(e)	the Company shall have delivered to the Purchaser a compliance certificate for the Company dated as of the Closing Date and executed by a senior officer of the Company, in the form attached to this Agreement as Exhibit C;

(f)	the Company shall have delivered to the Purchaser (i) a certificate of compliance for the Company issued by Corporations Canada dated no earlier than one Business day prior to the Closing Date; (ii) a certificate of an officer of the Company certifying the articles and bylaws or other constating documents of the Company, the Board resolutions approving the transactions contemplated by this Agreement and the names, titles and specimen signatures of any officers of the Company who have or will be signing the Transaction Agreements; (iii) a copy of the letter from the TSX providing Regulatory Approval (subject only to customary and routine post-closing conditions); (iv) a certificate from the transfer agent of the Company as to the issued and outstanding Common Shares as at the close of business on the Business Day immediately prior to the Closing Date; and (v) copies of any necessary third party consents, in all cases in forms satisfactory to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate actions in connection with such transactions in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Purchaser, acting reasonably;

(g)	the Purchaser shall have received a customary opinion from counsel to the Company dated as of the Closing Date as to certain corporate Law and Securities Law matters as well as certain other matters relating to Applicable Laws regarding, in particular, the regulation and control of Cannabis;

(h)	the Purchaser shall have received an opinion from counsel to each of the Material Subsidiaries dated as of the Closing Date as to (i) each of the Material Subsidiaries being a corporation existing under the Laws of its jurisdiction of organization, and having the requisite corporate power and capacity to carry on its business, affairs and operations as now conducted and to own, lease and operate its property and assets; and (ii) the authorized and issued share capital of each Material Subsidiary, in form and substance acceptable to the Purchaser;

(i)	no Material Adverse Effect shall have occurred;

(j)	the Common Shares shall continue to be listed for trading on the TSX as at the Closing Date and the Company, as at the Closing Date, shall not have listed any of its securities on the NASDAQ, the New York Stock Exchange or any other securities exchange, marketplace or trading market in the United States; provided that, for greater certainty, the posting or trading of Common Shares by third parties on over the counter markets or other similar marketplaces shall not be considered a listing for purposes of the foregoing so long as such posting or trading is completely outside the control of, and without any active involvement of, the Company or any Person acting for or on its behalf; and

(k)	the Company shall have executed and delivered each of the Transaction Agreements.

If any of the foregoing conditions in this Section 4.2 have not been fulfilled by the Closing Date, the Purchaser may elect not to complete the purchase of the Securities by notice in writing to the Company. The Purchaser may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 5

COVENANTS

5.1 Actions to Satisfy Closing Conditions

Each of the Parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions set forth in Article 4.

5.2 Consents, Approvals and Authorizations

(a)	The Company covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Law with respect to this Agreement and the transactions contemplated hereby (excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction but including, for greater certainty, the Regulatory Approval).

(b)	The Company shall keep the Purchaser fully informed regarding the status of such consents, approvals and authorizations, and the Purchaser, its representatives and counsel shall have the right to participate in any substantive discussions with the TSX and any other applicable regulatory authority in connection with the transactions contemplated by this Agreement and provide input into any applications for approval and related correspondence, which will be incorporated by the Company, acting reasonably. The Company will provide notice to the Purchaser (and its counsel) of any proposed substantive discussions with the TSX in connection with the transactions contemplated by this Agreement. On the date all such consents, approvals and authorizations have been obtained by the Company and all such filings have been made by the Company, the Company shall notify the Purchaser of same.

(c)	Without limiting the generality of the foregoing, the Company shall promptly make all filings required by the TSX to obtain Regulatory Approval. If the approval of the TSX is “conditional approval” subject to the making of customary deliveries to the TSX after an applicable Closing Date, the Company shall ensure that such filings are made as promptly as practicable after such closing date and in any event within the time frame contemplated in the conditional approval letter from the TSX.

(d)	The Company shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the transactions contemplated hereby, but excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction.

(e)	The Company shall take all necessary action after the date hereof to cause the removal of the legends contemplated by paragraph (j) of Schedule A of this Agreement on the date that is four months and one day following the Closing Date.

5.3 Interim Period Covenants

During the period from the date hereof to the Closing, the Company hereby covenants and agrees as follows:

(a)	the Company shall comply with:

(i)	all Applicable Laws (other than Applicable Laws of the United States) in all material respects, including, to the extent applicable, the CDSA, the Cannabis Act, if in force at the applicable time, any and all Laws prescribed by and in respect of the ACMPR and all other Laws (other than Laws applicable to the United States) relating to Cannabis which are applicable to the Company’s business, affairs and operations, and, including for greater certainty, the rules of the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities; and

(ii)	all Applicable Laws of the United States in all respects, including, to the extent applicable, the Controlled Substances Act and all other Laws relating to Cannabis which are applicable to the Company’s business, affairs and operations in the United States, and, including for greater certainty, the rules of the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities;

(b)	[Confidential covenant redacted];

(c)	subject to Section 5.3(b), the Company shall only carry on any business, affairs or operations or maintain any activities in Canada and other markets to the extent such business, affairs and operations are lawful in such markets or become lawful in such markets after the date hereof;

(d)	the Company shall deliver to the Purchaser, as promptly as practicable, but in any event no later than 15 days after the end of each month, a compliance certificate executed by a senior officer of the Company, in the form attached to this Agreement as Exhibit C;

(e)	the Company shall comply in all respects with its internal compliance programs designed to detect and prevent violations of any Applicable Laws related to the Cannabis industry and shall periodically review and update its internal compliance programs to account for any changes in Laws applicable to the Company’s business, affairs or operations;

(f)	the Company shall promptly provide the Purchaser with written notice of, and deliver to the Purchaser immediately following the delivery thereof to the applicable Governmental Authority, a copy of any mandatory reporting required to be made by the Company to a Governmental Authority (other than any filing made by the Company with any securities regulatory authority in satisfaction of the Company’s continuous disclosure obligations pursuant to National Instrument 51-102 – Continuous Disclosure Obligations);

(g)	the Company shall promptly notify and consult the Purchaser in connection with: (i) any and all matters relating to any potential, actual or alleged violation of, or non-compliance with, Laws applicable to the United States; (ii) any and all material matters relating to any violations of, or non-compliance with, any Laws other than Laws applicable to the United States; and (iii) any and all matters relating to any violations of, or non-compliance with, any Laws other than Laws applicable to the United States which could reasonably be expected to result in fines or penalties against the Company or otherwise result in a Material Adverse Effect, and, for greater certainty, consultation for these purposes shall include the right of the Purchaser to participate in all decisions to be made by the Company relating to whether purported or alleged violations or instances of non-compliance will be challenged and how such violations or instances of non-compliance will be remediated, provided that, for greater certainty, the Company shall make all such decisions in its discretion, acting reasonably, after having received any input provided by the Purchaser in a timely fashion;

(h)	the Company shall provide and continue to provide sufficient training to employees responsible for the Company’s internal compliance programs, including informing them of all Applicable Laws, including, to the extent applicable, the Controlled Substances Act, the CDSA, the Cannabis Act, if in force at the applicable time, any and all Laws prescribed by and in respect of the ACMPR and all other Laws relating to the Cannabis industry which are applicable to the Company’s business, affairs and operations, and any changes thereto; and

(i)	[Confidential covenant redacted].

ARTICLE 6

TERMINATION

6.1 Termination

This Agreement shall terminate upon:

(a)	the date on which this Agreement is terminated by the mutual consent of the Parties;

(b)	the date on which this Agreement is terminated by written notice of the Company pursuant to Section 4.1;

(c)	the date on which this Agreement is terminated by written notice of the Purchaser pursuant to Section 4.2;

(d)	the date on which this Agreement is terminated by written notice of the Purchaser on the dissolution or bankruptcy of the Company or any of the Material Subsidiaries or the making by the Company or any of the Material Subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Company or any of the Material Subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction;

(e)	written notice by either Party to the other in the event the Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 6.1(e) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by such date; or

(f)	written notice by either Party to the other, if after the execution and delivery of this Agreement and prior to the Closing, (i) all of the conditions to the Closing set forth in Section 4.1 and Section 4.2 have been satisfied or waived (excluding conditions that, by their terms, are to be satisfied at the Closing), (ii) the Closing has not occurred on or prior to the Outside Date, and (iii) the commercial bank or financial institution in respect of which the Party exercising this termination right is a client will not accept from the Purchaser or deliver to the Company funds constituting the Share Purchase Price, or otherwise facilitate the settlement, payment or clearance of funds constituting the Share Purchase Price, in either case restricting or preventing the consummation of the transactions contemplated by this Agreement.

ARTICLE 7

INDEMNIFICATION

7.1 General Indemnification

The Company (referred to as the “Indemnifying Party”) shall indemnify and save harmless the Purchaser and its Affiliates and each of their respective directors, officers, employees, shareholders, partners and agents (collectively referred to as the “Purchaser Indemnified

Parties”) from and against any loss, liability, Claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, Order, litigation, proceeding or Claim, which may be made or brought against the Purchaser Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(a)	any non-fulfilment or breach of any covenant or agreement on the part of the Company contained in this Agreement or in any certificate or other document furnished by or on behalf of the Company pursuant to this Agreement; or

(b)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Company contained in this Agreement, or in any certificate or other document furnished by or on behalf of the Company pursuant to this Agreement.

7.2 Indemnification Procedure

(a)	Promptly after receipt by a Purchaser Indemnified Party under Section 7.1 of notice of the commencement of any action, such Purchaser Indemnified Party shall, if a Claim in respect thereof is to be made against any Indemnifying Party under Section 7.1, notify the Indemnifying Party of the commencement thereof; provided, however, that failure to so notify the Indemnifying Party shall not affect the Indemnifying Party’s obligations hereunder, except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to appoint counsel of the Indemnifying Party’s choice at the Indemnifying Party’s expense to represent the Purchaser Indemnified Party in any action for which indemnification is sought (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the Purchaser Indemnified Parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the Purchaser Indemnified Party. Notwithstanding the Indemnifying Party’s election to appoint counsel to represent the Purchaser Indemnified Party in an action, the Purchaser Indemnified Party shall have the right to employ separate counsel (including local counsel), and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if: (i) the use of counsel chosen by the Indemnifying Party to represent the Purchaser Indemnified Party would present such counsel with a conflict of interest; (ii) the actual or potential defendants in, or targets of, any such action include both the Purchaser Indemnified Party and the Indemnifying Party and the Purchaser Indemnified Party shall have reasonably concluded that there may be legal defences available to it and/or other Purchaser Indemnified Parties which are different from or additional to those available to the Indemnifying Party; (iii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Purchaser Indemnified Party to represent the Purchaser Indemnified Party within 14 days after notice of the institution of such action; or (iv) the Indemnifying Party shall authorize the Purchaser Indemnified Party to employ separate counsel at the expense of the Indemnifying Party.

(b)	No Purchaser Indemnified Party shall, without the prior express written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), consent to any judgment or effect any settlement of any pending or threatened action, suit or proceeding.

(c)	The Indemnifying Party shall not, without the prior express written consent of the Purchaser Indemnified Party, consent to any judgment or effect any settlement of any pending or threatened action, suit or proceeding in respect of which any Purchaser Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Purchaser Indemnified Party, unless such settlement includes an unconditional release of such Purchaser Indemnified Party from all liability on Claims that are the subject matter of such action, suit or proceeding.

(d)	Notwithstanding anything to the contrary in this Article 7, the indemnity obligations in this Article 7 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any loss, liability, Claim, damage and expense whatsoever (including reasonable legal fees and expenses) to which a Purchaser Indemnified Party may be subject were caused solely by the negligence, fraud or wilful misconduct of the Purchaser Indemnified Party.

(e)	No Purchaser Indemnified Party shall be entitled to claim indemnity in respect of any special, consequential or punitive damages (including damages for loss of profits) except to the extent (i) such special, consequential or punitive damages are awarded in favour of a third party in connection with a third party Claim; or (ii) a Claim is made for any incorrectness in or breach of any representation or warranty of the Company set forth in paragraphs (a), (b), (c), (p) or (t) of Schedule B to this Agreement.

(f)	Subject to Section 8.8 and except for any Claims arising from negligence, fraud or wilful misconduct of the Indemnifying Party, the rights to indemnification set forth in this Article 7 shall be the sole and exclusive remedy of the Purchaser Indemnified Parties (including pursuant to any statutory provision, tort or common law) in respect of: (i) any non-fulfilment or breach of any covenant or agreement on the part of the Company contained in this Agreement or in any certificate furnished by or on behalf of the Company pursuant to this Agreement; or (ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Company contained in this Agreement or in any certificate furnished by or on behalf of the Company pursuant to this Agreement, but, for greater certainty, shall not be the sole and exclusive remedy under the Investor Rights Agreement or the Commercialization Agreement.

(g)	A Purchaser Indemnified Party shall not be entitled to double recovery for any loss even though such loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

7.3 Contribution

If the indemnification provided for in this Article 7 is held by a court of competent jurisdiction to be unavailable to a Purchaser Indemnified Party with respect to any losses, Claims, damages, costs, expenses or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Purchaser Indemnified Party hereunder, shall contribute to the amount paid or payable by such Purchaser Indemnified Party as a result of such loss, Claim, damage, cost, expense, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Purchaser Indemnified Party on the other in connection with matters that resulted in such loss, Claim, damage, cost, expense, liability or action, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Purchaser Indemnified Party shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or fault.

7.4 Survival

Each Party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other Party. The Parties further agree that the representations, warranties, covenants and agreements shall survive the purchase and sale of the Securities and shall continue in full force and effect for a period ending on the date that is two years following the Closing Date, notwithstanding any subsequent disposition by the Purchaser of the Securities or Underlying Shares or any termination of this Agreement; provided, however, that the representations and warranties set forth in paragraphs (a), (b), (c), (p) and (t) of Schedule B to this Agreement shall survive indefinitely (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the “Survival Date”). This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto, their respective successors, assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 7 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Indemnifying Party on or prior to the Survival Date.

7.5 Purchaser is Trustee

The Company hereby acknowledges and agrees that, with respect to this Article 7, the Purchaser is contracting on its own behalf and as agent for the other Purchaser Indemnified Parties referred to in this Article 7. In this regard, the Purchaser shall act as trustee for such Purchaser Indemnified Parties of the covenants of the Company under this Article 7 with respect to such Purchaser Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Purchaser Indemnified Parties.

ARTICLE 8

GENERAL PROVISIONS

8.1 Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein irrespective of the choice of Laws principles.

8.2 Notices

All notices, requests, Claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.2):

if to the Company:

1 Hershey Drive,

Smiths Falls, Ontario K7A 0A8

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

LaBarge Weinstein LLP

515 Legget Drive, Suite 800

Ottawa, Ontario K2K 3G4

Attention: Deborah Weinstein

if to the Purchaser:

c/o Osler, Hoskin & Harcourt LLP

1700 – 1055 West Hastings Street

Vancouver, British Columbia V6E 2E9

Attention:         Emmanuel Pressman

with a copy to:

c/o Constellation Brands, Inc.

207 High Point Drive, Bldg. 100

Victor, New York 14564

Attention: General Counsel

and with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario M5X 1B8

Attention:         Emmanuel Pressman

8.3 Expenses

Except as otherwise specifically provided in this Agreement, each Party shall bear any costs and expenses incurred in connection with exercising its rights and performing its obligations under this Agreement.

8.4 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

8.5 Entire Agreement

This Agreement (including the Schedules and Exhibits hereto), the Investor Rights Agreement, the Commercialization Agreement, the Ancillary Agreements and the Mutual Non-Disclosure Agreement between the Company and Constellation Brands, Inc. dated May 4, 2017 constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and undertakings, both written and oral, between or on behalf of the Parties with respect to the subject matter of this Agreement, including the confidential term sheet dated September 1, 2017 between Constellation Brands, Inc. and the Company.

8.6 Assignment; No Third-Party Beneficiaries

(a)	The Purchaser may assign this Agreement to any other member of the Purchaser Group. Except as aforesaid, this Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party.

(b)	Except as provided in Article 7 with respect to indemnification, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.7 Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both Parties. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by either Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

8.8 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.9 Rules of Construction

Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, and Schedule are references to the Articles, Sections, paragraphs, and Schedules to this Agreement unless otherwise specified; (c) the word “including” and words of similar import shall mean “including, without limitation,”; (d) provisions shall apply, when appropriate, to successive events and transactions; (e) the headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (f) a reference to a statute includes all regulations and rules made pursuant to the statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule; and (g) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

8.10 Currency

All references in this Agreement to “dollars” or “$” are expressed in Canadian currency, unless otherwise specifically indicated.

8.11 Further Assurances

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may reasonably require from time to time for the purpose of giving effect to the Transaction Agreements and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of the Transaction Agreements.

8.12 Public Notices/Press Releases

The Purchaser and the Company shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Purchaser and the Company, and the context, text and timing of each Party’s announcement shall be approved by the other Party in advance, acting reasonably. The Purchaser and the Company agree to co-operate in the preparation of presentations, if any, to the Purchaser’s shareholders or the Company’s shareholders regarding the transactions contemplated by this Agreement. No Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any regulatory filing with any Governmental Authority with respect thereto without prior consultation with the other Party; provided, however, that, the foregoing clause (b) shall be subject to each Party’s overriding obligation to make any disclosure or regulatory filing required under applicable Laws and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Company or any of its Affiliates include the name of any member of the Purchaser Group without the Purchaser’s prior written consent, in its sole discretion.

8.13 Public Disclosure

During the period from the date hereof to the Closing, the Company shall provide prior notice to the Purchaser of any public disclosure that it proposes to make which includes the name of any member of the Purchaser Group, together with a draft copy of such disclosure; provided that, except as contemplated by Section 8.12 or as required by Applicable Law, in no circumstance shall any public disclosure of the Company or any of its Affiliates include the name of any member of the Purchaser Group without the Purchaser’s prior written consent, in its sole discretion. The foregoing requirements shall not apply in respect of any public disclosure naming a member of the Purchaser Group using language previously approved by the Purchaser in writing within the same fiscal year.

8.14 Counterparts

This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above.

GREENSTAR CANADA INVESTMENT LIMITED PARTNERSHIP, by its general partner GREENSTAR CANADA INVESTMENT CORPORATION

By:	(signed “Garth Hankison”)
Name: Garth Hankinson
Title: Vice President

CANOPY GROWTH CORPORATION

By:	(signed “Bruce Linton”)
Name: Bruce Linton
Title: Chief Executive Officer

Subscription Agreement

SCHEDULE A

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to and in favour of the Company and acknowledges that the Company is relying on such representations and warranties in connection with this Agreement and the transactions contemplated therein:

(a)	this Agreement has been duly authorized, executed and delivered by the Purchaser GP, for and on behalf of the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Purchaser or the terms of any restriction, agreement or undertaking to which the Purchaser is subject;

(b)	the Purchaser is a valid and subsisting limited partnership existing under the Laws of the Province of British Columbia, has the necessary power and authority to execute and deliver the Transaction Agreements to which it is a party and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c)	the Purchaser GP has been duly incorporated and is validly existing as a corporation under the Laws of the Province of British Columbia, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Purchaser GP, and the Purchaser GP has the necessary corporate power and authority to execute and deliver the Transaction Agreements to which it is a party, for and on behalf of the Purchaser, as general partner of the Purchaser;

(d)	the Purchaser is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Securities Laws, for its own account and not as agent for the benefit of another Person;

(e)	the Purchaser was not created or used solely to purchase or hold securities in reliance on the exemption from the prospectus requirement in section 2.10 of NI 45-106;

(f)	the Purchaser is acquiring the Securities without a view to immediate resale or distribution of any part thereof and will not resell or otherwise transfer or dispose of the Securities or any part thereof except in accordance with the provisions of applicable Securities Laws;

(g)	the Purchaser authorizes the indirect collection of information pertaining to such Purchaser, through the Company’s filing of Form 45-106F1 under NI 45-106, if applicable, by the Ontario Securities Commission (the “OSC”) and the British Columbia Securities Commission (the “BCSC”) and acknowledges and agrees that the Purchaser has been notified by the Company (i) of the delivery to the OSC and the BCSC of such information including, without limitation, the full name,

Schedule A-1

residential address and telephone number of the Purchaser, the number and type of securities purchased and the total purchase price paid, (ii) that this information is being collected indirectly by the OSC and the BCSC under the authority granted to them in securities legislation, (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario and British Columbia, and (iv) that the title, business address and business telephone number of the public official in Ontario who can answer questions about the OSC’s indirect collection of the information is the Administrative Assistant to the Director of Corporate Finance, the Ontario Securities Commission, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086, Facsimile: (416) 593-8252;

(h)	the Purchaser acknowledges and agrees that the sale and delivery of the Securities to the Purchaser is conditional upon such sale being exempt from the requirements under applicable Securities Laws requiring registration and the filing of a prospectus or similar document or delivery of an offering memorandum or similar document in connection with the distribution of the Securities;

(i)	the Purchaser has not been provided with, has not requested, and does not need to receive an offering memorandum as defined in applicable Securities Laws; and

(j)	the Purchaser has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment in the Securities and is able to bear the economic risk of loss of such investment.

The Purchaser acknowledges that the certificates representing the Securities and any Underlying Shares issued during the period from the Closing Date until the date that is four months and one day after the Closing Date will bear a legend substantially in the following form (and with the necessary information inserted) as well as any such other legends as may be required by Applicable Law:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE WILL BE INSERTED].

and in the case of the Common Shares forming part of the Purchased Shares and any such Underlying Shares issued during the period from the Closing Date until the date that is four months and one day after the Closing Date will also bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE “TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

Schedule A-2

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to and in favour of the Purchaser and acknowledges that the Purchaser is relying on such representations and warranties in connection with this Agreement and the transactions contemplated therein:

(a)	this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Company or the terms of any restriction, agreement or undertaking to which the Company is subject;

(b)	the Company and each of the Subsidiaries has been duly incorporated or otherwise organized and is validly existing as a corporation under the Laws of the jurisdiction in which it was incorporated, or otherwise organized, as the case may be, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Company or any of the Subsidiaries, and the Company has the necessary corporate power and authority to execute and deliver the Transaction Agreements and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c)	the Company and each of the Subsidiaries is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification (except for such jurisdictions where the failure to be so qualified would not result in a Material Adverse Effect) and has all requisite corporate power and authority to conduct its business and to own, lease and operate its properties and assets and to execute, deliver and perform its obligations under the Transaction Agreements;

(d)	except as disclosed in the Disclosure Letter, neither the Company nor any of the Subsidiaries is: (i) in violation of its articles or by-laws; or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any Contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its Assets and Properties may be bound, except in the case of clause (ii), for any such violations or defaults that would not result in a Material Adverse Effect, and except as disclosed in the Disclosure Letter, all such Contracts are in good standing according to their terms and under the Applicable Laws governing such Contracts, constitute valid and binding obligations of the Company and the Subsidiaries, and, to the knowledge of the Company and the Subsidiaries, as applicable, of each of the other parties thereto, are in full force and effect and are enforceable in accordance with their terms against the Company and the Subsidiaries, as applicable, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights

Schedule B-1

generally, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company or the Subsidiaries, as applicable, or to the knowledge of the Company, any other party, except for any such defaults that would not result in a Material Adverse Effect. The Company has no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any Material Contract and except as disclosed in the Disclosure Letter, neither the Company nor any of the Subsidiaries has received notice of any intention to terminate any Material Contract or repudiate or disclaim any such transaction. Except as disclosed in the Disclosure Letter, the Company and the Subsidiaries do not have any agreements of any nature whatsoever to acquire, merge or enter into any business combination or joint venture agreement with any entity, or to acquire any other business or operations;

(e)	except as disclosed in the Disclosure Letter, the Company has no direct or indirect subsidiaries other than the Subsidiaries, nor any investment in any Person which (i) accounted for more than ten percent (10%) of the assets or revenues of the Company as at or for the three month period ended June 30, 2017, as applicable, or (ii) would otherwise be material to the business, affairs or operations of the Company. Except as disclosed in the Disclosure Letter, the Company owns all of the voting securities of the Subsidiaries, except in the case of [confidential names of entities and share holdings redacted];

(f)	(i) each of the Company and the Subsidiaries owns or has the right to use all Assets and Properties currently owned or used in their respective business, affairs and operations free and clear of all Encumbrances other than Permitted Encumbrances, including: (A) all Material Contracts, and (B) all Assets and Properties necessary to enable the Company to carry on its business, affairs and operations as now conducted and as presently proposed to be conducted, including the Smiths Falls Premises, the Niagara Premises, the Mettrum Premises, the Tweed Grasslands Premises and the Bedrocan Premises;

(g)	other than the Permitted Encumbrances, no third party has any ownership right, title, interest in, claim in, Encumbrance against or any other right to the Assets and Properties purported to be owned by the Company;

(h)	except as disclosed in the Disclosure Letter, all Material Contracts are in good standing in all material respects and in full force and effect, including the Bedrocan Leases, the Bedrocan Facility, the Niagara Mortgage, the Agripharm Leases, the Mettrum Loan Agreement, the Mettrum Mortgage and the Tweed Grasslands Lease;

(i)	except as disclosed in the Disclosure Letter, none of the Company, any of the Subsidiaries nor, to the knowledge of the Company, any other party thereto is in material default or breach of any Contract and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute a material default or breach under any Contract which would give rise to a right of termination on the part of any other party to a Contract;

Schedule B-2

(j)	except as disclosed in the Disclosure Letter, (i) each of the Company and the Subsidiaries is duly qualified and possesses all such permits, certificates, licences (including the Licences), approvals, consents and other authorizations (collectively, the “Governmental Licences”) issued by the appropriate Governmental Authority necessary to conduct the business, affairs and operations as now operated by the Company and the Subsidiaries and proposed to be conducted by the Company and the Subsidiaries; (ii) each of the Company and the Subsidiaries is in compliance with the terms and conditions of all such Governmental Licences and have made all necessary notifications, certifications and filings with all Governmental Authorities in connection with the Governmental Licences; (iii) all of the Governmental Licences are valid and in full force and effect; and (iv) the Company has not received any notice relating to the suspension, revocation or modification of any such Governmental Licences or any notice that any Governmental Licence will not be renewed;

(k)	except as disclosed in the Disclosure Letter, the Company and each of the Subsidiaries and all current and former directors, officers and employees of each in the course of their respective duties: (i) is and at all times has been (A) in full compliance with all Applicable Laws (other than Applicable Laws of the United States), in all material respects, including the CDSA, the Cannabis Act, if in force at the applicable time, any and all Laws prescribed by and in respect of the ACMPR and all other Laws (other than Laws applicable to the United States) relating to Cannabis which are applicable to the Company’s and the Subsidiaries’ business, affairs and operations, and, in the case of the Company, with the by-laws, rules and regulations of the TSX, and (B) in full compliance with all Applicable Laws of the United States in all respects, including the Controlled Substances Act and all other Laws relating to Cannabis which are applicable to the Company’s and the Subsidiaries’ business, affairs and operations in the United States; (ii) has not received any correspondence or notice from Health Canada or any other Governmental Authority alleging or asserting (A) any material noncompliance with Applicable Laws (other than Applicable Laws of the United States), including the CDSA, the Cannabis Act, if in force at the applicable time, any and all Laws prescribed by and in respect of the ACMPR and all other Laws (other than Laws applicable to the United States) relating to Cannabis which are applicable to the Company’s and the Subsidiaries’ business, affairs and operations, or any licences (including the Licences), certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (collectively, the “Non-US Authorizations”), or (B) any noncompliance with Applicable Laws of the United States, including the Controlled Substances Act and all other Laws relating to Cannabis which are applicable to the Company’s and the Subsidiaries’ business, affairs and operations in the United States, or any licences (including the Licences), certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (collectively, the “US Authorizations” and together with the Non-US Authorizations, the “Authorizations”); (iii) possesses all Authorizations required for the conduct of the business, affairs and operations of the Company and its Subsidiaries, and such Authorizations are valid and in full force and effect and the

Schedule B-3

Company, the Subsidiaries and all directors, officers and employees of each are not in violation of any term of any such Authorization; (iv) has not received notice of any pending or threatened Claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Company, the Subsidiaries or any of their directors, officers and/or employees is in violation of any Applicable Laws or Authorizations and has no knowledge or reason to believe that any such Governmental Authority or third party is considering or would have reasonable grounds to consider any such Claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action; (v) has not received notice that any Governmental Authority has taken, is taking, or intends to take action to limit, suspend, modify or revoke or to not renew any Authorizations, including the Licences, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable grounds to take such action; and (vi) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, Claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and to keep the Licences in good standing and that all such reports, documents, forms, notices, applications, records, Claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission);

(l)	except as disclosed in the Disclosure Letter, all marijuana and Cannabis products sold by the Company or its Subsidiaries or in inventory at the Company or its Subsidiaries: (i) meets the applicable specifications for the product; (ii) is fit for the purpose for which it is intended by the Company or its Subsidiaries, and of merchantable quality; (iii) has been cultivated, processed, packaged, labelled, imported, tested, stored, transported and delivered in accordance with the Licences and all Applicable Laws; (iv) is not adulterated, tainted or contaminated and does not contain any substance not permitted by Applicable Laws; and (v) has been cultivated, processed, packaged, labelled, imported, tested, stored and transported in facilities authorized by the applicable Licence in accordance with the terms of such Licence, except in the case of (i), (ii), (iii) and (v) where a failure would not result in a Material Adverse Effect. All of the marketing and promotion activities of the Company or its Subsidiaries relating to its marijuana and Cannabis products complies with all Applicable Laws in all material respects;

(m)	to the knowledge of the Company, no entity in which the Company has a direct or indirect ownership interest (excluding any Subsidiaries) has created, developed or acquired any Beverage Products;

(n)	(i) the Company and the Subsidiaries have only carried on business, affairs or operations or maintained any activities in Canada or other jurisdictions, including the United States, to the extent such business, affairs or operations or activities are legal in such jurisdictions; and (ii) other than the Permitted Activities set forth in Exhibit D, none of the Company or any of the Subsidiaries has carried on any business, affairs or operations or maintained any activities in the United States, and, other than the Permitted Activities set forth in Exhibit D, none of the Company or any of the Subsidiaries has any current plans to enter into, conduct or carry on any business, affairs or operations or maintain any activities in the United States;

Schedule B-4

(o)	the Company and each of the Subsidiaries has implemented, maintains, regularly audits and complies in all material respects with internal compliance programs designed to detect and prevent violations of any Applicable Laws related to the Cannabis industry, periodically reviews and updates such internal compliance programs to account for any changes in Laws applicable to the Company’s and the Subsidiaries’ business, affairs and operations, as needed, employs or engages internal personnel and third party consultants to perform routine audits to test the effectiveness of the Company’s internal compliance programs and processes and controls related thereto. All directors, officers, internal personnel and third party consultants of the Company or any Subsidiary have, where reasonably applicable to the position and services rendered by such Persons, sufficient knowledge of Laws relating to Cannabis which are applicable to the Company’s and the Subsidiaries’ business, affairs and operations (including to the extent applicable, the Controlled Substances Act, the Cannabis Act, if in force at the applicable time, any and all Laws prescribed by and in respect of the ACMPR and all other Laws applicable to the Company’s and the Subsidiaries’ business, affairs and operations and the Cannabis industry) and all such Persons have all qualifications, including security clearances, training, experience and technical knowledge required by Applicable Laws. The Company has provided to the Purchaser the full names and specific qualifications of each internal personnel and third party consultant responsible for the Company’s internal compliance programs and processes and controls related thereto. The Company has provided sufficient training to employees responsible for the Company’s or the Subsidiaries’ internal compliance programs, including ensuring that, where reasonably applicable to the position and services rendered by such Persons, they are adequately informed (i) to the extent applicable, of the CDSA, the Controlled Substances Act, the Cannabis Act, if in force at the applicable time, any and all Laws prescribed by and in respect of the ACMPR and all other Laws applicable to the Company’s and the Subsidiaries business, operations and affairs and the Cannabis industry, and any changes thereto; and (ii) of the Company’s and the Subsidiaries’ internal compliance programs and controls related thereto. Each of the current and former employees and third party consultants of the Company and the Subsidiaries has agreed, in writing, to abide by each of the internal compliance policies applicable to such current or former employees or third party consultants;

(p)	(i) the authorized share capital of the Company consists of an unlimited number of Common Shares, of which, before giving effect to the transactions contemplated by this Agreement, the only securities of the Company that are issued and outstanding are 171,798,863 Common Shares, and all such Common Shares have been duly authorized and validly issued as fully-paid and non-assessable Common Shares and no Common Shares have been issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities of the Company; (ii) there are currently options to purchase 14,760,277 Common Shares granted by the

Schedule B-5

Company to directors, officers, employees and consultants of the Company pursuant to the Company’s omnibus incentive plan; and (iii) there are currently warrants exercisable into 71,883 Common Shares issued by the Company to certain warrantholders and, other than as set forth above in this paragraph (p), as contemplated by this Agreement or as disclosed in the Disclosure Letter, no Person, firm or corporation has any agreement or option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Company or the Subsidiaries of any interest in any Common Shares or other securities of the Company or the Subsidiaries whether issued or unissued. All outstanding securities of the Company have been issued in compliance with all Applicable Laws, including Securities Laws and the applicable rules and requirements of the TSX;

(q)	the Company is a reporting issuer in each of the Qualifying Provinces, is not in default under the applicable Securities Laws of those Qualifying Provinces, is not on the list of defaulting issuers maintained by the applicable Canadian Securities Regulators, and has not taken any action to cease to be a reporting issuer in any of those Qualifying Provinces or received notification from any Canadian Securities Regulator seeking to revoke the reporting issuer status of the Company. The Company is not in default of any requirement of Securities Laws or the applicable rules and requirements of the TSX, and is not included on a list of defaulting reporting issuers maintained by the applicable Canadian Securities Regulators;

(r)	except as disclosed in the Disclosure Letter, the Company is in compliance with its timely and continuous disclosure obligations under Securities Laws in the Qualifying Provinces and the policies, rules and regulations of the TSX, and, without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Company and the Subsidiaries, taken as a whole, which has not been publicly disclosed on a non-confidential basis in accordance with the requirements of Securities Laws of the Qualifying Provinces and the policies, rules and regulations of the TSX, and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Company were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Company has not filed any confidential material change reports which remain confidential;

(s)	no document publicly filed as part of the Disclosure Record contains an untrue statement of a material fact as of the date of filing of such document nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made, each document filed as part of the Disclosure Record complied in all material respects with applicable Securities Laws at the time they were filed and the Company has filed on a timely basis with the applicable Canadian Securities Regulators all material documents required to be filed by the Company;

Schedule B-6

(t)	the Purchased Shares and the Underlying Shares to be issued as described in this Agreement have been, or prior to the Closing Date will be, duly authorized, created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid shares in the capital of the Company;

(u)	Computershare Trust Company of Canada Inc., at its principal office in Toronto, Ontario, has been duly appointed as the registrar and transfer agent of the Company with respect to the Common Shares;

(v)	the Company has complied in all respects with the requirements of all Applicable Laws in relation to the issue of the Securities and Underlying Shares hereunder, and, forthwith after the Closing Date, the Company shall file such forms and documents as may be required under applicable Securities Laws, including a Form 45-106F1 as prescribed by NI 45-106, if applicable;

(w)	the form and terms of the certificate for the Common Shares have been approved and adopted by the board of directors of the Company, and such form and terms comply with the provisions of the articles and by-laws of the Company and the rules of the TSX;

(x)	each of the execution and delivery of this Agreement and the other Transaction Agreements, the performance by the Company of its obligations hereunder and thereunder, the sale of the Securities hereunder by the Company and the consummation of the transactions contemplated in this Agreement and the other Transaction Agreements, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Law applicable to the Company or the Subsidiaries; (B) the articles, by-laws or resolutions of the directors or shareholders of the Company or the Subsidiaries; (C) any Contract to which the Company or any of the Subsidiaries is a party or by which any of them is bound except where such conflict, breach, violation or default would not result in a Material Adverse Effect; or (D) any judgment, decree or Order binding the Company or the Subsidiaries or the property or assets thereof; and (ii) do not affect the rights, duties and obligations of any parties to a Contract, nor give a party the right to terminate the Contract, by virtue of the application of terms, provisions or conditions in the Contract, except where those rights, duties or obligations, or rights to terminate, are affected in a manner that would not result in a Material Adverse Effect;

(y)	the Financial Statements contain no material misrepresentations and have been prepared in accordance with IFRS consistently applied throughout the periods referred to therein and present fully, fairly and correctly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company and the Subsidiaries (as applicable) as at such dates and the results of operations of the Company and the Subsidiaries (as

Schedule B-7

applicable) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Subsidiaries (as applicable) and there has been no change in accounting policies or practices of the Company since March 31, 2017 except as disclosed in the Disclosure Record;

(z)	the Company has no Indebtedness, except: (i) as set out in the Disclosure Letter; (ii) as set out in the Financial Statements; or (iii) Indebtedness to vendors, suppliers and service providers that is: (A) incurred in the ordinary course of business since June 30, 2017; or (B) incurred in connection with the transactions contemplated by this Agreement;

(aa)	to the knowledge of the Company, the Company’s auditors are independent public accountants as required under the Securities Laws of the Qualifying Provinces and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and such auditors or, to the knowledge of the Company, any former auditors of the Company or the Subsidiaries;

(bb)	the responsibilities and composition of the Company’s audit committee comply with National Instrument 52-110 – Audit Committees;

(cc)	the Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(dd)	except as disclosed in the Disclosure Letter, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or Affiliate of any such Person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such Person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company on a consolidated basis;

(ee)	all Taxes due and payable by the Company and the Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All Tax Returns required to be filed by the Company and the Subsidiaries have been filed with all appropriate authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. To the knowledge of the Company and except as disclosed in the Disclosure Letter, no examination of any Tax Return of the Company or any Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect;

Schedule B-8

(ff)	the Company and, as applicable, each of the Subsidiaries, have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no Encumbrances for Taxes on the assets of the Company or any of the Subsidiaries other than for Taxes not yet due and payable, and, to the knowledge of the Company, there are no audits pending of the Tax Returns of the Company or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and except as disclosed in the Disclosure Letter, there are no Claims which have been or may be asserted relating to any such Tax Returns;

(gg)	since March 31, 2017: (i) there has been no Material Adverse Effect, other than as disclosed in the Disclosure Letter, and (ii) no material transactions have been entered into by the Company or the Subsidiaries other than in the ordinary course of business, except as disclosed in the Disclosure Letter;

(hh)	except as disclosed in the Disclosure Letter, neither the Company nor any Subsidiary is currently party to any agreement in respect of: (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company or the Subsidiaries (whether by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or the Subsidiaries or otherwise);

(ii)	no material labour dispute with current and former employees of the Company or any of the Subsidiaries exists, or, to the knowledge of the Company, is imminent and the Company is not aware of any existing, threatened or imminent labour disturbance by the employees of any of the principal suppliers, manufacturers or contractors of the Company that would have a Material Adverse Effect;

(jj)	no union has been accredited or otherwise designated to represent any employees of the Company or any of the Subsidiaries and, to the Company’s knowledge, no accreditation request or other representation question is pending with respect to the employees of the Company or the Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Company or the Subsidiaries and none is currently being negotiated by the Company or any of the Subsidiaries;

(kk)	the Disclosure Record discloses, to the extent required by applicable Securities Laws of the Qualifying Provinces to be disclosed in the Disclosure Record, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or the Subsidiaries for the benefit of any

Schedule B-9

current or former director, officer, employee or consultant of the Company or any Subsidiary, as applicable (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, Orders, rules and regulations that are applicable to such Employee Plans;

(ll)	all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments of the Company and the Subsidiaries have been recorded in accordance with IFRS and are reflected on the books and records of the Company;

(mm)	there is no agreement, plan or practice relating to the payment of any management, consulting, service or other fee or any bonus, pensions, share of profits or retirement allowance, insurance, health or other employee benefit other than in the ordinary course of business;

(nn)	except as disclosed in the Disclosure Letter, none of the directors, officers or employees of the Company or the Subsidiaries or any associate or Affiliate of any of the foregoing has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company or the Subsidiaries that materially affects, is material to or will materially affect the Company;

(oo)	except as disclosed in the Financial Statements and as disclosed in the Disclosure Letter, neither the Company nor any of the Subsidiaries is party to any debt instrument or any agreement, contract or commitment to create, assume or issue any Indebtedness or debt instrument;

(pp)	there are no legal or governmental actions, suits, judgments, investigations, charges or proceedings pending to which the Company, any of the Subsidiaries or, to the knowledge of the Company, any of the directors, officers or employees of the Company or the Subsidiaries are a party or to which the Company’s or the Subsidiaries’ Assets and Properties are subject which if finally determined adversely to the Company or any of the Subsidiaries would be expected to result in a Material Adverse Effect or which questions or may question the validity of this Agreement and, to the knowledge of the Company, no such proceedings have been threatened against or are pending with respect to the Company, the Subsidiaries and/or any of their directors, officers or employees, or with respect to the Assets and Properties of the Company and the Subsidiaries, taken as a whole, and the Company and the Subsidiaries are not subject to any judgment, Order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(qq)	the aggregate of all pending legal or governmental proceedings to which the Company or the Subsidiaries is a party or to which any of their respective Assets and Properties is the subject which are not specifically described in the Disclosure Letter could not reasonably be expected to result in a Material Adverse Effect;

Schedule B-10

(rr)	all of the Material Contracts and agreements of the Company not made in the ordinary course of business have been provided to the Purchaser and, if required under the Securities Laws of the Qualifying Provinces, have or will be filed with the applicable Canadian Securities Regulators. Neither the Company nor any of the Subsidiaries has received any notification from any party that it intends to terminate any such Material Contract;

(ss)	the minute books and records of the Company and the Subsidiaries made available to counsel for the Purchaser in connection with its due diligence investigation of the Company for the periods from the respective dates of incorporation or formation of the Company and the Subsidiaries to the date hereof are all of the minute books and records of the Company and the Subsidiaries and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Subsidiaries to the date hereof and there have not been any other formal meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company or the Subsidiaries to the date hereof not reflected in such minute books and other records other than those which have been disclosed in writing to the Purchaser or at or in respect of which no material corporate matter or business was discussed, approved or transacted;

(tt)	no Order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any Governmental Authority;

(uu)	with respect to each premise of the Company that is material to the Company (the “Premises”) and which the Company or any of the Subsidiaries occupies, whether as owner or as tenant, including the Smiths Falls Premises, the Niagara Premises, the Bedrocan Premises, the Mettrum Premises and the Tweed Grasslands Premises, the Company or such Subsidiary occupies the Premises and has the exclusive right to occupy and use the Premises and each of the leases or real title pursuant to which the Company or such Subsidiary occupies or owns, as applicable, the Premises is in good standing and in full force and effect under a valid, subsisting and enforceable lease or real title, as the case may be, with such exceptions as are not material and do not interfere with the use or proposed use of such property and buildings by the Company or such Subsidiary;

(vv)	except as disclosed in the Disclosure Letter, (i) each of the Company and the Subsidiaries, their respective Assets and Properties and the business, affairs and operations of each of the Company and the Subsidiaries, have been and are in compliance in all material respects with all Environmental Laws; (ii) neither the Company nor the Subsidiaries are in violation of any regulation relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic

Schedule B-11

substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”); (iii) each of the Company and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws; (iv) neither the Company nor the Subsidiaries has ever received any notice of any non-compliance in respect of any Environmental Laws; (v) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company relating to Hazardous Materials or any Environmental Laws; and (vi) there are no Environmental Permits necessary to conduct the business, affairs and operations of each of the Company and the Subsidiaries;

(ww)	except as disclosed in the Disclosure Letter:

(i)	the Company owns or has the right to use, without any Encumbrances other than Permitted Encumbrances, all of the Company Intellectual Property as of the date hereof;

(ii)	all registrations, if any, and filings that the Company has considered necessary to preserve the rights of the Company in Company Intellectual Property have been made and are in good standing;

(iii)	the Company has no pending action or proceeding, nor any threatened action or proceeding, against any Person with respect to such Person’s use of Company Intellectual Property;

(iv)	there are no circumstances which cast doubt on the validity or enforceability of Company Intellectual Property;

(v)	neither the conduct of the business, affairs or operations of the Company and the Subsidiaries nor the use of Company Intellectual Property, to the knowledge of the Company, infringes upon, violates or misappropriates the Intellectual Property or any other rights of any other Person;

(vi)	the Company has no pending action or proceeding, nor, to the knowledge of the Company, is there any threatened action or proceeding against it with respect to the Company’s use of or the validity, enforceability or ownership of Company Intellectual Property;

(vii)	there are no outstanding judgments, orders, decrees, stipulations or Applicable Laws that restrict the use of Company Intellectual Property; and

(viii)	all individuals who have been involved in the creation or development of Company Intellectual Property owned by the Company have assigned or licenced all of their right, title and interest in and to that Intellectual Property to the Company and waived any authors or moral rights that they may have in any such Intellectual Property consisting of works that are subject to copyright;

Schedule B-12

(xx)	(i) the Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, and such coverage is in full force and effect; (ii) none of the Company or the Subsidiaries have breached the terms of any policies in respect thereof in any material respect; and (iii) the Company has no reason to believe that it will not be able to renew the existing insurance coverage of the Company and the Subsidiaries as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost;

(yy)	the Company has provided to the Purchaser a true and correct copy of its operating strategic plan as of the date of this Agreement;

(zz)	all information which has been prepared by the Company relating to the Company or the Subsidiaries and the business, property and liabilities thereof has been either disclosed in the Disclosure Record or provided or made available to the Purchaser by the Company, and all financial, marketing, sales and operational information provided to the Purchaser by the Company is, as of the date of such information, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(aaa)	the Company has not withheld and will not withhold from the Purchaser prior to the Closing Date, any material facts relating to the Company or any of the Subsidiaries;

(bbb)	the Company has not otherwise completed any “significant acquisition” or “significant disposition”, nor are there any “probable acquisitions” (as such terms are used in NI 44-101 and Form 44-101F1) that would require the filing of a business acquisition report pursuant to the Securities Laws of the Qualifying Provinces other than those that are part of the Disclosure Record;

(ccc)	no consent, approval, authorization, Order, filing, registration or qualification of or with any court, Governmental Authority or any other Person is required for the execution, delivery and performance by the Company of the Transaction Agreements or for the consummation of the transactions contemplated by the Transaction Agreements, except (i) such as have been obtained, or (ii) Regulatory Approval, which will be obtained by the Closing Date;

(ddd)	there is no Person acting or purporting to act at the request of the Company or any of the Subsidiaries which is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein; and

(eee)	the Company and the Subsidiaries have not committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed against any of them, have not made a voluntary assignment in bankruptcy, have not taken any proceedings with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings

Schedule B-13

to have a receiver appointed for any of property and have not had any execution or distress become enforceable or become levied upon any of property. The Company has, and will at the Closing Date have, sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the “going concern” test under IFRS.

Schedule B-14

EXHIBIT A

INVESTOR RIGHTS AGREEMENT

(see attached)

Exhibit A-1

EXHIBIT B

FORM OF WARRANT CERTIFICATE

(see attached)

Exhibit B-1

FORM OF COMMON SHARE PURCHASE WARRANT

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS

SECURITY MUST NOT TRADE THE SECURITY BEFORE •, 2018.

WARRANTS TO PURCHASE COMMON SHARES OF

CANOPY GROWTH CORPORATION

Warrant Certificate Number:	Number of Warrants:

2017 – C-1	18,876,901

Date:

•, 2017

THIS CERTIFIES THAT, for value received, Greenstar Canada Investment Limited Partnership (the “Holder”) is entitled, at any time prior to the Expiry Time, to purchase, at the Exercise Price, one fully paid, validly issued and non-assessable Common Share for each Warrant vested and exercisable under this Warrant Certificate, by surrendering to the Company, at its principal office at 1 Hershey Drive, Smith Falls, Ontario, K7A 0A8, this Warrant Certificate, together with a Subscription Form, duly completed and executed, and immediately available funds by wire transfer of lawful money of Canada payable to or to the order of the Company for an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for, on and subject to the terms and conditions set forth below.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Common Shares at any time after the Expiry Time, and from and after the Expiry Time, this Warrant Certificate and all rights hereunder shall be void and of no value.

1.	Defined Terms

Capitalized terms used in this Warrant Certificate, including the preamble, shall have the following meanings:

“Adjustment Period” means the period commencing on the date hereof and ending at the Expiry Time.

“Affiliate” means, with respect to any Person, any Person now or hereafter existing, directly or indirectly, Controlled by, Controlling, or under common Control with, such Person, whether on or after the date hereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Smiths Falls, Ontario are authorized or required by law to close. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Capital Reorganization” has the meaning ascribed to such term in Section 8(a)(iv).

“Common Share” means a common share in the capital of the Company or such other shares or other securities into which such common share is converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Company” means Canopy Growth Corporation, a corporation existing under the federal laws of Canada, and its successors and assigns.

“Control” means:

(a)	in relation to a corporation, the direct or indirect beneficial ownership at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of the Company where such voting rights are sufficient to elect a majority of the directors of the Company;

(b)	in relation to a Person that is a partnership, limited liability company or joint venture, the direct or indirect beneficial ownership at the relevant time of more than 50% of the ownership interests of the partnership, limited liability company or joint venture in circumstances where it can reasonably be expected that the Person can direct the affairs of the partnership, limited liability company or joint venture; and

(c)	in relation to a trust, the direct or indirect beneficial ownership at the relevant time of more than 50% of the property settled under the trust;

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; the Person who directly or indirectly Controls a Controlled Person or entity shall be deemed to Control a corporation, partnership, limited liability company, joint venture or trust which is Controlled by the Controlled Person or entity, and so on.

“Current Market Price” means, at the relevant time of reference, the price per share equal to the volume-weighted average trading price of the Common Shares on the TSX for the five Trading Days immediately preceding the relevant record date.

“Exercise Price” means $12.9783.

“Expiry Time” means 5:00 p.m. (Toronto time) on May 1, 2020.

“First Tranche Vesting Date” means August 1, 2018.

“Person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof.

“Rights Offering” has the meaning ascribed to such term in Section 8(a)(ii).

“Rights Period” has the meaning ascribed to such term in Section 8(a)(ii).

“Second Tranche Vesting Date” means February 1, 2019.

“Special Distribution” has the meaning ascribed to such term in Section 8(a)(iii).

“Subscription Form” means the form of subscription annexed hereto as Schedule “A”.

“Trading Day” means a day on which the TSX is open for business.

“TSX” means the Toronto Stock Exchange.

“Warrants” means the Common Share purchase warrants represented by this Warrant Certificate.

2.	Vesting of Warrants

The Warrants represented by this Warrant Certificate shall vest and become exercisable as follows:

(a)	50% of the Warrants represented by this Warrant Certificate shall vest and become exercisable by the Holder on the First Tranche Vesting Date and shall remain exercisable by the Holder, in whole or in part at any time and from time to time, prior to the Expiry Time; and

(b)	50% of the Warrants represented by this Warrant Certificate shall vest and become exercisable by the Holder on the Second Tranche Vesting Date and shall remain exercisable by the Holder, in whole or in part at any time and from time to time, prior to the Expiry Time, in each case, provided that, at the time of exercise by the Holder, in whole or in part, in accordance with the terms of this Warrant Certificate, the Holder (together with the Holder’s Affiliates) is the registered and beneficial owner of not less than 18,876,901 Common Shares (subject to adjustment in the event of any share dividend, share split, share consolidation, recapitalization or other similar transaction with respect to the Common Shares).

3.	Exercise of Warrants

(a)	Subject to Section 2, the rights represented by this Warrant Certificate may be exercised by the Holder, in whole or in part, by the surrender of this Warrant Certificate, with the attached Subscription Form duly executed, at the principal office of the Company at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 (or such other office of the Company as it may designate by notice in writing to the Holder at the address of such Holder appearing on the books of the Company at any time and from time to time during the period within which the rights represented by this Warrant Certificate may be exercised) and upon payment to or to the order of the Company of immediately available funds by wire transfer of lawful money of Canada in an amount equal to the Exercise Price per Common Share multiplied by the aggregate number of Common Shares to be issued on such exercise of this Warrant. In the event that the Holder subscribes for and purchases any such lesser number of Common Shares prior to the Expiry Time, the Holder shall be entitled to receive a replacement Warrant Certificate, without charge, representing the unexercised balance of the Warrants as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so exercised.

(b)	The Company agrees that the Common Shares so purchased shall be and be deemed to be issued to the Holder as the registered owner of such Common Shares as of the close of business on the date on which both this Warrant Certificate shall have been surrendered and payment made for such Common Shares as aforesaid. Certificates for the Common Shares so purchased shall be delivered to the Holder as soon as practicable, and in any event within five Business Days, after the Warrants represented by this Warrant Certificate shall have been so exercised.

4.	Ability to Exercise

Subject to Section 2, the Warrants may be exercised in whole or in part at any time and from time to time prior to the Expiry Time. After the Expiry Time, all rights under any outstanding Warrants evidenced hereby, in respect of which the rights of subscription and purchase herein provided for shall not have been exercised, shall wholly cease and terminate and such Warrants shall be void and of no value or effect.

5.	No Fractional Common Shares

No fractional Common Shares will be issuable upon any exercise of the Warrants and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share.

6.	Not a Shareholder

The holding of the Warrants shall not constitute the Holder a shareholder of the Company nor entitle the Holder to any right or interest in respect thereof, except as expressly provided in this Warrant Certificate.

7.	Covenants and Representations of the Company

The Company covenants and agrees as follows:

(a)	this Warrant Certificate is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms;

(b)	all Common Shares which may be issued upon the exercise of the rights represented by the Warrants will, upon issuance, be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, except with respect to any applicable withholding taxes; and

(c)	during the period within which the rights represented by this Warrant Certificate may be exercised, the Company will at all times have authorized and reserved a sufficient number of its Common Shares to provide for the exercise of the rights represented by this Warrant Certificate.

8.	Anti-Dilution Protection

(a)	The Exercise Price and the number of Common Shares issuable to the Holder upon the exercise of the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(i)	If at any time during the Adjustment Period the Company shall:

(A)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a share dividend;

(B)	fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(C)	subdivide the outstanding Common Shares into a greater number of Common Shares; or

(D)	consolidate the outstanding Common Shares into a smaller number of Common Shares,

(any of such events in subsections (A), (B), (C) and (D) above being called a “Common Share Reorganization”), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(A)	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

(B)	the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date, as the case may be).

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 8(a)(i) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(ii)	If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) at the date of issue of such securities of less than the Current Market Price of the Common Shares on such record date (any of such events being called a “Rights Offering”), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(A)	the numerator of which shall be the aggregate of:

(1)	the number of Common Shares outstanding on the record date for the Rights Offering, and

(2)	the quotient determined by dividing

I.	either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

II.	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(B)	the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this Section 8(a)(ii), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 8(a)(ii) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants referred to in this Section 8(a)(ii), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(iii)	If at any time during the Adjustment Period the Company shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of:

(A)	shares of the Company of any class other than Common Shares;

(B)

rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share) at the date of issue of such securities to the holder of at least the Current Market Price of the Common Shares on such record date);

(C)	evidences of indebtedness of the Company; or

(D)	any property or assets of the Company;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being called a “Special Distribution”), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

(1)	the numerator of which shall be the difference between:

I.	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

II.	the fair value, as determined in good faith by the directors of the Company, to the holders of Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution; and

(2)	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 8(a)(iii) as a result of the fixing by the Company of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this Section 8(a)(iii), the Exercise Price shall be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect based upon the number of Common Shares issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(iv)	If at any time during the Adjustment Period there shall occur:

(A)	a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(B)	a consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities;

(C)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company or entity;

(any of such events being called a “Capital Reorganization”), after the effective date of the Capital Reorganization the Holder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Holder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares which the Holder was theretofore entitled to purchase or receive upon the exercise of the Warrants. If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Holder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

(v)	If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Sections 8(a)(i) or 8(a)(iii) of this Warrant Certificate, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

(b)	The following rules and procedures shall be applicable to adjustments made pursuant to Section 8(a) of this Warrant Certificate:

(i)	subject to the following sections of this Section 8(b), any adjustment made pursuant to Section 8(a) of this Warrant Certificate shall be made successively whenever an event referred to therein shall occur;

(ii)

no adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one percent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this Section 8(b)(ii) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of Section 8(a) of this Warrant Certificate, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of the Warrants (except in respect of a consolidation of the outstanding Common Shares);

(iii)	if at any time during the Adjustment Period the Company shall take any action affecting the Common Shares, other than an action or event described in Section 8(a) of this Warrant Certificate, which in the opinion of the directors of the Company would have an adverse effect upon the rights of the Holder, the Exercise Price and/or the number of Common Shares purchasable under the Warrants shall, subject to any necessary regulatory approval, be adjusted in such manner and at such time as the directors of the Company may determine to be equitable in the circumstances, provided that no such action shall be taken unless and until the Holder has been provided with notice of such proposed action and the consequences thereof;

(iv)	if the Company sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable under the Warrants shall be required by reason of the setting of such record date;

(v)	no adjustment in the Exercise Price or in the number or kind of securities purchasable on the exercise of the Warrants shall be made in respect of any event described in Section 8 of this Warrant Certificate if (subject to TSX approval) the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event. Any such participation by the Holder is subject to regulatory approval; and

(vi)	in any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 8(a) hereof, the Company may defer, until the occurrence of such event:

(A)	issuing to the Holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(B)	delivering to the Holder any distribution declared with respect to such additional Common Shares after such record date and before such event;

provided, however, that the Company shall deliver to the Holder an appropriate instrument evidencing the right of the Holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable on the exercise of the Warrants.

(c)	At least 10 days prior to the earlier of the record date or effective date of any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price or the number of Common Shares which may be purchased under this Warrant Certificate, the Company shall deliver to the Holder a certificate of the Company specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this Section 8(c) has been given is not then determinable, the Company shall promptly after such adjustment is determinable deliver to the Holder a certificate providing the calculation of such adjustment. The Company hereby covenants and agrees that the Company will not take any action which might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such 10 day period.

(d)	In connection with any: (i) reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than as set forth in this Section 8; (ii) consolidation, amalgamation, arrangement or merger of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities (including, without limitation, pursuant to a “take-over bid”, “tender offer” or other acquisition of all or substantially all of the outstanding Common Shares); or (iii) sale, transfer or lease to another corporation of all or substantially all the property or assets of the Company, the Holder shall have the right thereafter, upon payment of the Exercise Price in effect immediately prior to such action, to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such reclassification, redesignation, consolidation, amalgamation, arrangement, merger, sale, transfer or lease had such Warrant been exercised immediately prior to such action, and the Holder shall be bound to accept such shares and other securities and property in lieu of the Common Shares to which it was previously entitled; provided, however, that no adjustment in respect of dividends, interest or other income on or from such shares or other securities and property shall be made during the term of a Warrant or upon the exercise of a Warrant. If necessary, as a result of any actions contemplated by this paragraph, appropriate adjustments shall be made in the application of the provisions of this Warrant Certificate with respect to the rights and interests thereafter of the Holder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, amalgamation, sales, transfers or leases.

9.	Authorized Shares

As a condition precedent to the taking of any action which would require an adjustment pursuant to Section 8 of this Warrant Certificate, the Company shall take any action which may be necessary in order that the Company has issued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all of the Common Shares (or other shares and securities, if applicable) which the Holder of the Warrants is entitled to receive on the exercise hereof.

10.	Mutilated or Missing Warrant Certificate

Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon delivery of a bond or indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of this Warrant Certificate, the Company will issue to the Holder a new warrant certificate of like tenor, in lieu of this Warrant Certificate, representing the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder.

11.	Merger and Successors

(a)	Nothing herein contained shall prevent any consolidation, amalgamation or merger of the Company with or into any other Person or Persons, or a conveyance or transfer of all or substantially all of the properties and estates of the Company as an entirety to any Person lawfully entitled to acquire and operate same, provided, however, that the Person formed by such consolidation, amalgamation, arrangement or merger or which acquires by conveyance or transfer all or substantially all of the properties and estates of the Company as an entirety shall, simultaneously with such amalgamation, arrangement, merger, conveyance or transfer, assume the due and punctual performance and observance of all the covenants and conditions hereof to be performed or observed by the Company.

(b)	In case the Company, pursuant to Section 11(a), shall be consolidated, amalgamated or merged with or into any other Person or Persons or shall convey or transfer all or substantially all of its properties and estates as an entirety to any other Person, the successor Person formed by such consolidation, amalgamation or arrangement, or into which the Company shall have been consolidated, amalgamated or merged or which shall have received a conveyance or transfer as aforesaid, shall succeed to and be substituted for the Company hereunder and such changes in phraseology and form (but not in substance) may be made in this Warrant Certificate as may be appropriate in view of such amalgamation, arrangement, merger or transfer.

12.	Amendment

This Warrant Certificate may only be amended with the prior written consent of the Company and the Holder.

13.	Severability

If any term or other provision of this Warrant Certificate is invalid, illegal or incapable of being enforced under any applicable law or as a matter of public policy, all other conditions and provisions of this Warrant Certificate shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and the Holder shall negotiate in good faith to modify this Warrant Certificate so as to effect the original intent of the Company and the Holder as closely as possible in a mutually acceptable manner in order that the provisions of this Warrant Certificate be consummated as originally contemplated to the greatest extent possible.

14.	Governing Law

This Warrant Certificate shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein irrespective of the choice of laws principles.

15.	Transferability

Subject only to applicable securities laws, the Warrants represented by this Warrant Certificate are transferable by the Holder to any of its Affiliates and the term “Holder” shall mean and include any successor, transferee or assignee of the current or any future Holder. The Warrants represented by this Warrant Certificate may be transferred by the Holder completing and delivering to the Company the transfer form attached hereto as Schedule “B”.

16.	Enurement

This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder and its permitted assigns and successors and shall be binding upon the Company and its successors and permitted assigns.

17.	Notice

All notices, requests, claims, demands and other communications under this Warrant Certificate shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the Holder and the Company at the following addresses (or at such other address as shall be specified in a notice given in accordance with this Section 17):

(a)	if to the Holder at:

c/o Osler, Hoskin & Harcourt LLP

1700 – 1055 West Hastings Street

Vancouver, British Columbia V6E 2E9

Attention: Emmanuel Pressman

with a copy to:

c/o Constellation Brands, Inc.

207 High Point Drive, Bldg. 100

Victor, New York 14564

Attention: General Counsel

and with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario M5X 1B8

Attention: Emmanuel Pressman

(b)	if to the Company at:

1 Hershey Drive,

Smiths Falls, ON K7A 0A8

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

LaBarge Weinstein LLP

515 Legget Drive, Suite 800

Ottawa, ON K2K 3G4

Attention: Deborah Weinstein

18. Further Assurances

The Company shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the Holder may reasonably require from time to time for the purpose of giving effect to this Warrant Certificate and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Warrant Certificate.

19. Currency

All dollar amounts referred to in this Warrant Certificate are in Canadian dollars.

[Signature page follows]

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by a duly authorized signatory effective as of the date first written above.

CANOPY GROWTH CORPORATION

By:
Name:
Title:

SCHEDULE “A”

SUBSCRIPTION FORM

TO: CANOPY GROWTH CORPORATION

Terms which are not otherwise defined herein shall have the meanings ascribed to such terms in the Warrant Certificate held by the undersigned and issued by Canopy Growth Corporation (the “Company”).

The undersigned hereby exercises the right to acquire                          Common Shares of the Company in accordance with and subject to the provisions of such Warrant Certificate and herewith makes payment of the Exercise Price in full for the said number of Common Shares.

The Common Shares are to be issued, registered and delivered as follows:

Name:

Address in full:

Note: If further nominees are intended, please attach (and initial) a schedule giving these particulars.

DATED this                  day of                                 , 20    .

Signature Guaranteed	(Signature of Warrantholder)
(if required)

Print full name

Print full address

Instructions:

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to the Company.

The signature on this Subscription Form must correspond in every particular with the name shown on the face of the Warrant Certificate without alteration or any change whatsoever or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of authority to sign.

If the Subscription Form indicates that Common Shares are to be issued to a Person or Persons other than the registered holder of the Warrant Certificate or an affiliate of such registered holder, the endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

The certificates will be mailed by registered mail to the Holder(s) at the address(es) appearing in this Subscription Form.

If any Warrants represented by this certificate are not being exercised, a new Warrant Certificate will be issued and delivered to the Holder with the Common Share certificates in accordance with the provisions of the Warrant Certificate.

SCHEDULE “B”

TRANSFER FORM

TO:	CANOPY GROWTH CORPORATION

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                                                                                            (include name and address of the transferee)                                  (include number) Warrants exercisable for common shares of Canopy Growth Corporation (the “Company”) registered in the name of the undersigned on the register of the Company maintained therefor, and hereby irrevocably appoints                                                               the attorney of the undersigned to transfer the said securities on the books maintained by the Company with full power of substitution.

DATED this                      day of                                 , 20        .

Signature Guaranteed	(Signature of Warrantholder)

Print full name

Print full address

Instructions:

The signature on this Transfer Form must correspond in every particular with the name shown on the face of the Warrant Certificate without alteration or any change whatsoever or this Subscription Form must be signed by a duly authorized signing officer of the Holder. If this Subscription Form is signed by a duly authorized signing officer of the Holder, the Warrant Certificate must be accompanied by evidence of authority to sign.

The endorsement must be signature guaranteed, in either case, by a Canadian chartered bank, or a member of a recognized Securities Transfer Agents Medallion Program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “Signature Guarantee”, or “Signature Medallion Guaranteed” or in accordance with industry standards.

If any Warrants represented by this certificate are not being transferred, a new Warrant Certificate will be issued and delivered to the Holder.

EXHIBIT C

FORM OF COMPLIANCE CERTIFICATE

To:	Greenstar Investment Limited Partnership (the “Purchaser”)

Ladies and Gentlemen:

Reference is made to that certain Subscription Agreement dated October 27, 2017 (as amended, restated, extended, supplemented or otherwise modified in writing, the “Agreement”), by and between the Purchaser and Canopy Growth Corporation (the “Company”).

The undersigned responsible officer hereby certifies as of the date hereof that he/she is the ● of the Company, and that, as such, he/she is authorized to execute and deliver this Compliance Certificate to the Purchaser on behalf of the Company, and that:

1.	The Company is in compliance with:

(i)	in all material respects, with all laws and regulations applicable to the Company’s business, affairs and operations anywhere in the world (other than the United States), including, to the extent applicable, the Controlled Drugs and Substances Act (Canada), those laws and regulations prescribed by and in respect of the Access to Cannabis for Medical Purposes Regulations issued under the Controlled Drugs and Substances Act (Canada), Bill C-45 “An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts”, as amended from time to time and as the same may come into force, and, including for greater certainty, the rules of the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities; and

(ii)	in all respects, with all laws and regulations applicable to the Company’s business, affairs and operations in the United States, including, to the extent applicable, the Controlled Substances Act of the United States, 21 U.S.C. § 801 et seq., and, including for greater certainty, the rules of the TSX and any other stock or securities exchange, marketplace or trading market upon which the Company has sought and obtained listing of its securities.

2.	The Company is in compliance with its internal compliance programs in all material respects. Such internal compliance programs have been periodically reviewed and updated to account for any changes in the laws and regulations applicable to the business, affairs and operations of the Company. In addition, the Company has provided any and all internally prepared or third-party consultant prepared audit reports related to a review of the effectiveness of the Company’s compliance program and processes and controls related to thereto.

3.	The Company has not received any communication from any regulator, governmental entity or other agency since the date of the last Compliance Certificate. If the Company has received any communication from any regulator, governmental entity or other agency, it has notified the Purchaser and provided written copies of all such correspondence and any responses by the Company thereto.

Exhibit C-1

4.	The Company has performed and observed each covenant and condition of the Agreement, applicable to it, and, since the date of the last Compliance Certificate has not been in and is not currently in breach of any such covenant or condition.

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate as of, • 20•.

CANOPY GROWTH CORPORATION

By:
Name:
Title:

Exhibit C-2

EXHIBIT D

PERMITTED ACTIVITIES

[Provisions respecting certain confidential permitted activities redacted]

Exhibit D-1